August 16, 2010

VIA FEDEX AND EDGAR

Re:	Nielsen Holdings B.V.
Registration Statement on Form S-1
File No. 333-167271

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs and Ms. Woo:

On behalf of Nielsen Holdings B.V. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value €0.04 per share, marked to show changes from the Amendment No. 2 to the Registration Statement as filed on August 2, 2010. The Registration Statement has been revised in response to the Staff’s comments. Please note that the maximum aggregate offering price appearing on the cover page of Amendment No. 3 has been increased to reflect both a $1.75 billion base offering and a 15% ($262.5 million) underwriter option to purchase additional shares.

In addition, we are providing the following responses to your comment letter, dated August 11, 2010, regarding Amendment No. 2 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all

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references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

Use of Proceeds, page 29

1.	In response to prior comment 15 of our letter dated June 30, 2010, it appears that you have not disclosed the use of the proceeds of the indebtedness that was incurred within one year. Please provide the information regarding the debt incurred in June 2009 or cross-reference your disclosure on page 70 that the net proceeds from the issuance of the loans of approximately $481 million were used in their entirety to pay down senior secured term loan obligations under your existing senior secured credit facilities. Further, consider disclosing that some of the debt that will be repaid are being held by the Sponsors and their affiliates as well as affiliates of the underwriters in this offering.

The Company respectfully advises the Staff that the senior secured term loan obligations that the Company intends to repay using a portion of the proceeds of the offering are the term loans maturing in 2013, which were incurred in 2006, rather than the senior secured term loans maturing in 2017, which were incurred in 2009. Accordingly, the Company does not believe that it is required to disclose the use of the proceeds from the senior secured term loans under “Use of Proceeds.”

In further response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 3 to disclose that some of the debt that will be repaid is held by the Sponsors and their affiliates as well as affiliates of the underwriters in this offering.

2.	Consider revising the disclosure on page 29 to present the use of proceeds information in a tabular format. Please note that information should be presented in a clear, concise and understandable manner. Refer to Rule 421(b) under the Securities Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 29 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 42

3.	We are considering your response to our prior comment 5. Your response indicates that a one percent change in certain assumptions would result in one reporting unit moving below the 10% threshold. This would appear to classify four of your eight reporting units, and approximately 15% of your total goodwill into the “Less than 10%” caption. Please disclose this fact and explain the basis for your conclusion that such a change would not materially affect your impairment analysis.

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In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 3.

Results of Operations, pages 48-66

4.	We note your revisions in response to prior comment 6 and have the following further comments:

•	As previously requested, revise the explanatory paragraph on page 1 to identify the non-GAAP nature of the constant currency method.

•

We note the inclusion of prior period constant currency amounts within your tabular presentations on pages 52, 53, 61, 63, 64 and 65. This presentation satisfies only a portion of the reconciliation requirements of Item 10(e) of Regulation S-K. Refer to Question 104.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. Revise to provide disclosure describing the process for calculating the constant currency and the basis of presentation in a location more closely associated with the non-GAAP tabular reconciliations.

In response to the Staff’s comment, the Company has revised pages 1 and 48 of Amendment No. 3.

5.	We note your response, and revisions made in response to, prior comment 7. Refer to your discussions of results of operations for your business segments for each of the periods presented. While you attribute changes in various line items to certain factors, you provide little meaningful analysis regarding the drivers that ended in the results you identify. For example, in discussing Watch Segment Revenues on page 52, you describe the increase in revenue during the six months ended June 30, 2009 as having been partially driven by “volume-related growth in North American television measurement.” Revise to describe the drivers of this growth. That is, the underlying factors and material causes of this increase. For example, has there been an increase in number of customers or average contract size during the period or some other factor or factors that are causing the revenue increase that should be discussed. Within this same paragraph, you have also identified “increases in customer discretionary spending” as a driver of increased revenue. Again, it is unclear what drove the increase in discretionary spending. Nor have you disclosed the reasonable likelihood that this represents a material trend and whether you believe that this factor is indicative of future performance. Similar revisions should be to all line items discussed within your business segment results of operations sections.

In response to the Staff’s comment, the Company has revised pages 52 to 53, 62 to 63 and 65 of Amendment No. 3.

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Certain Relationships and Related Party Transactions, page 132

6.	We note your disclosure on page 101 that as your “Sponsors’ ownership in [y]our Company decreases, the number of directors whom they may designate will also decrease.” We also note that you have deleted more specific disclosure regarding the shareholders’ agreement on page 132 regarding the number of directors that may be designated by the Sponsors in the future if a Sponsor holds less than 50% or 25% of the voting interest that it currently holds. Please include a description of all material terms of the shareholders’ agreement, including the provision governing the selection of directors by the Sponsors, or tell us why this disclosure is not material.

In response to the Staff’s comment, the Company has revised page 133 of Amendment No. 3.

Description of Indebtedness, page 135

7.	Please expand your description of the agreement with your lenders to extend the maturity of your term loans from August 9, 2013 to May 1, 2016. In this regard, disclose the “certain specified financial metrics” and the “certain credit ratings” that you need to achieve in order to reduce the interest rate margin by 0.25%. In addition, tell us whether you plan to file the extension agreement with your lenders as an exhibit to this registration statement.

In response to the Staff’s comment, the Company has revised pages 70 and 137 of Amendment No. 3.

Signatures

8.	We note your response to prior comment 16 that you currently have seven directors on the board of management. Your disclosure on page 95 indicates that Mr. David Calhoun also serves as an executive director. As such, it appears that you should identify Mr. Calhoun as a director on the signature page of the filing. Please revise or tell us why Mr. Calhoun does not need to be identified as a director of the company on the signature page. Explain the difference in the functions and powers of the executive director compared to the non-executive directors. To the extent material, please include a description of the function and responsibilities of the executive director on page 101 under “Board Structure.”

In response to the Staff’s comment, the Company has revised page 96 of Amendment No. 3 to note that Mr. David Calhoun is not currently an executive director of the Company. Since Mr. Calhoun at the time of filing the registration statement is not a director of the Company, he is not identified as a director on the signature page of the filing.

As set out on page 103 of Amendment No. 3, the executive director is primarily responsible for the day-to-day management of the Company. The non-executive directors will supervise the executive director and general affairs of the Company and will provide general advice to the executive director. Each executive director and each non-executive

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director will have an equal vote on all matters determined by the Company’s board of directors.

9.	We also note your response to prior comment 16 that Dutch law allows legal entities such as AlpInvest Partners 2006 B.V. to serve as a director of the company. Please explain further the circumstances of how and when AlpInvest Partners 2006 B.V. became a director. In this regard, tell us whether the shareholders of the company elected AlpInvest Partners 2006 B.V. to the director position, whether AlpInvest Partners 2006 B.V. was appointed by other directors, or how it was otherwise selected.

The Company advises the Staff that at a general meeting of shareholders of the Company, AlpInvest Partners 2006 B.V. was elected as a director of the Company effective as of January 7, 2008.

Exhibit 5.1

10.	We note that the legal opinion has omitted certain information including the amount of shares being offered in this filing. Please file a revised opinion with all of the appropriate information and ensure that the opinion is currently dated.

The Company acknowledges the Staff’s comment and confirms that it will file a revised legal opinion once the number of shares being offered in the offering has been determined, which will include all of the omitted information and which will be currently dated.

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Supplementally, the Company advises the Staff that prior to the offering it intends to implement a reverse stock split relating to shares of its common stock, with each 1.6 shares of its existing common stock, par value €0.04 per share, being converted into 1.0 shares of common stock, par value €0.07 per share. The Company anticipates that the reverse stock split will be effectuated during August 2010 and will be reflected in the next pre-effective amendment to the Registration Statement filed by the Company, with all share and per-share amounts being updated to give effect to the reverse stock split.

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Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Nielsen Holdings B.V.
James W. Cuminale, Esq.